UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMERCE PLANET, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

20084U100

(CUSIP Number)

Michael Hill

Chief Executive Officer

Commerce Planet, Inc.

30 S. La Patera Ln. Suite 8

Goleta, CA 93117

(805) 964-9126

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 7, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

CUSIP NO. 20084U100

1     NAME OF REPORTING PERSON

      Mr. Aaron Gravitz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      a     [   ]

      b     [X ]

3     SEC USE ONLY

4     SOURCE OF FUNDS *

      Mr. Gravitz: OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)[_]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Gravitz is a citizen of the United States of America.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER:

      Mr. Gravitz has sole voting power over the 1,657,205 shares he beneficially owns.

8     SHARED VOTING POWER:

      Mr. Gravitz does not share voting power over any shares of the Issuer.

9     SOLE DISPOSITIVE POWER:

      Mr. Gravitz has sole dispositive power over the 1,657,205 shares he beneficially owns.

10    SHARED DISPOSITIVE POWER:

      Mr. Gravitz does not share dispositive power over any shares of the Issuer.

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      AARON GRAVITZ: 1,657,205 SHARES (Mr. Gravitz owns 1,637,446 shares of common stock outright and 19,759 shares that may be acquired within 60 days through the exercise of options).

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      _____.

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Based on 50,106,252 shares of common stock outstanding as of March 6, 2007:

      Aaron Gravitz: 3.3%

14    TYPE OF REPORTING PERSON

      Aaron Gravitz: IN

ITEM 1:  SECURITY AND ISSUER

This Schedule 13D relates to the disposition of beneficial ownership of common stock, $0.001 par value per share of the Issuer whose principal executive office is located at 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117.

ITEM 2:  IDENTITY AND BACKGROUND

(a) Aaron Gravitz

(b) 30 S. La Patera Ln. Ste. 8, Goleta, CA 93117

(c) Mr. Gravitz is an employee of Commerce Planet, Inc. whose principal place of business is located at 30 S. La Patera Ln., Ste. 8, Goleta, CA 93117.

(d) During the last 5 years, Mr. Gravitz has not been convicted in any criminal proceeding.

(e) During the last 5 years, Mr. Gravitz has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gravitz is a citizen of the United States of America.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 1,657,205 shares of common stock Mr. Gravitz owns were awarded as founder's shares.

ITEM 4:  PURPOSE OF TRANSACTION

Mr. Gravitz's interest in the Issuer decreased because he sold 750,000 shares of common stock to an investor in a private transaction.

ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

      a. Mr. Gravitz is the beneficial owner of 1,657,205 shares or 3.3% of the common stock issued and outstanding of the Issuer.

      b. Mr. Gravitz has sole voting and dispositive power over 1,657,205 shares of common stock of the Issuer.

      c. The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

On January 18, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $1.86 per share.

On January 19, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $1.84 per share.

On January 22, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $1.78 per share.

On January 24, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $1.79 per share.

On January 29, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $1.88 per share.

On February 1, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.42 per share.

On February 7, 2007, Mr. Gravitz sold 750,000 shares of the Issuer’s common stock to an investor in a private transaction for $1.90 per share.

On February 13, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $3.12 per share.

On February 15, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.79 per share.

On February 16, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.81 per share.

On February 20, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $3.02 per share.

On February 21, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $3.35 per share.

On February 22, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $3.22 per share.

On February 23, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.84 per share.

On February 27, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.20 per share.

On February 28, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.40 per share.

On March 1, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.51 per share.

On March 2, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.74 per share.

On March 6, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.50 per share.

On March 7, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.53 per share.

On March 8, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.46 per share.

On March 12, 2007, Mr. Gravitz sold 5,000 shares of the Issuer’s common stock to an investor on the open market for $2.10 per share.

      d. N/A

      e. Mr. Gravitz ceased to be the beneficial owner of more than 5% of the Issuer’s common stock on February 7, 2007.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Gravitz has no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

      N/A

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Aaron Gravitz	Date: March 21, 2007
By: Aaron Gravitz